Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

09045603

SEC
Mail Processing
Section

Washington, DC
100

27 February 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAR 27 2009
THOMSON REUTERS

3/25

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2008

(ABN 45 066 383 971)

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2008 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2007 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2008 (Six Months)

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '08 (6 months)	Amount (6 months) $'000
Revenue	Up 43%	17,968
(Loss) after tax attributable to members	Down 429%	(16,724)
Net (loss) attributable to members	Down 429%	(16,724)

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Increased revenues can be attributed to revenue of $14.21M from increased production and oil prices at Oyong in the Sampang PSC, Indonesia

(ii) Net Result
The net loss was primarily as a result of impairment writedowns of exploration expenditure in the Sampang PSC, Indonesia of $11M and in PPL190, Papua New Guinea of $17.6M.

A net profit before impairment write downs was achieved of $11.1M.

	31/12/2008	31/12/2007
Net Tangible Assets Per Security	7.7 cents	9.3 cents

CUE ENERGY RESOURCES LIMITED
ABN: 45 066 383 971

HALF-YEAR FINANCIAL REPORT
AND DIRECTORS' REPORT

31 December 2008

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie (Chairman)
L Musca
EG Albers

ADMINISTRATION OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

Phone: (03) 9670 8668
Fax: (03) 9670 8661
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia

GPO Box 2975
Melbourne Vic 3001
Australia

Tel: 1300 850 505 (within Australia)
or 61 3 9415 4000 (outside Australia)
Fax: 61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AUDITORS:

PKF
Level 14, 140 William Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Ltd
525 Collins Street
MELBOURNE VIC 3000

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of Cue Energy Resources Limited ("Cue") for the half-year ended 31 December 2008.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
EG Albers

RESULT

The consolidated loss after tax of the economic entity for the half-year ended 31 December 2008 amounted to $16.7 (2007: profit $5.1).

The net (loss) was primarily as a result of impairment write downs of exploration expenditure in the Sampang PSC, Indonesia of $11M and in PPL190, Papua New Guinea of $17.6M.

DIVIDENDS

No dividends were paid or declared during the half year.

REVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the half year was 30,064 barrels.

The average oil production rate for calendar year 2008 was approximately 5400 barrels of oil per day (Cue's share was approximately 177 barrels of oil per day). Cue did not have any hedging arrangement in place during the half year.

The Cobra -1A well was suspended as a gas and condensate discovery after encountering a 34 metre hydrocarbon column. Due to the significant decline in oil prices and reserve uncertainty, the Directors have made the decision that it is uneconomic at this time to produce Cobra and the Bilip and Iehi discoveries, and therefore recorded an impairment write down of $17.6M of capitalised expenditure within the license.

Indonesia

Cue's net share of oil production from the Oyong field for the half year was 128,742 barrels.

The Oyong phase 2 gas development progressed steadily, with offshore pipeline laying and construction of the onshore facilities underway.

Due to the significant decline in oil prices and the lack of ongoing planned exploration within the Sampang PSC, the Directors have decided to record an impairment write down of $11M.

New Zealand

During the half year, the ENSCO 107 jack up drilling rig was positioned alongside the Maari well head platform after a lengthy weather related delay and development drilling operations began. Surface conductors and casings were installed and the first oil development well successfully drilled.

Australia

In WA-389-P, 350 square km of 3D seismic data and 117 km of 2D seismic data were acquired.

In WA-361-P, Cue elected to reduce its equity to 15% and contributed no costs towards the drilling of the Zeus -1 well, which was plugged and abandoned as a dry hole in February 2009.

In WA-359-P and WA-360-P, Cue agreed to extend the MEO drill or drop options to January 1st, 2010 in return for MEO acquiring at least 175 square km of 3D seismic in WA-360-P, and reprocessing existing 3D seismic in WA-359-P contingent on success in Zeus -1. Cue will contribute 5% of the cost of the new 3D seismic.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in class order 98/0100 issued by the Australian Securities and Investments Commission relating to "rounding of amounts" in the Director's Report. Amounts in the Director's Report and the Half Yearly Financial Report have been rounded off in accordance with that class order to the nearest thousand dollars, or in certain cases, to the nearest dollar where appropriate.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 7.

Signed in accordance with a resolution of Directors.

RG Tweedie
Chairman

Dated at Melbourne this 27th day of February 2009.

PKF

Chartered Accountants
& Business Advisers

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the review of Cue Energy Resources Limited for the half year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Cue Energy Resources Limited and the entities it controlled during the half year.

David Garvey

D J Garvey
Partner
PKF

27 February 2009
Melbourne

CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 December 2008

	Note	31/12/2008 $'000	31/12/2007 $'000
Revenue	2	17,968	12,578
Expenses	3	(41,895)	(6,448)
Profit/(Loss) before income tax expense		(23,927)	6,130
Income tax benefit/(expense)		7,203	(1,048)
Net Profit/(Loss) attributable to members of the parent		**(16,724)**	**5,082**
Basic earnings profit/(loss) per share (cents per share)		(2.7)	0.81
Diluted earnings profit/(loss) per share (cents per share)		(2.6)	0.81

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED BALANCE SHEET
AS AT 31 December 2008

	Note	31/12/2008 $'000	30/06/2008 $'000
CURRENT ASSETS			
Cash and cash equivalents		12,975	14,761
Trade and other receivables		2,255	7,606
TOTAL CURRENT ASSETS		15,230	22,367
NON-CURRENT ASSETS			
Property, plant & equipment		92	112
Other financial assets		336	336
Deferred tax asset		18,133	14,128
Exploration and evaluation expenditure		14,800	31,176
Production properties		61,951	55,486
TOTAL NON-CURRENT ASSETS		95,312	101,238
TOTAL ASSETS		110,542	123,605
CURRENT LIABILITIES			
Interest bearing liabilities		4,086	-
Trade and other payables		5,279	5,529
Tax liabilities		1,071	480
Employee provisions		116	119
TOTAL CURRENT LIABILITIES		10,552	6,128
NON-CURRENT LIABILITIES			
Interest bearing liabilities		17,704	12,821
Employee provisions		184	193
Deferred tax liabilities		10,762	16,617
Abandonment provision		987	769
TOTAL NON-CURRENT LIABILITIES		29,637	30,400
TOTAL LIABILITIES		40,189	36,528
NET ASSETS		70,353	87,077
EQUITY			
Issued capital		141,900	141,900
Reserves		159	159
Accumulated losses		(71,706)	(54,982)
TOTAL EQUITY		70,353	87,077

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 December 2008

	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
Consolidated	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Balance at 1 July 2008	141,900	(54,982)	18	141	87,077
(Loss) for the period	-	(16,724)	-	-	(16,724)
Balance at 31 December 2008	141,900	(71,706)	18	141	70,353

	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
Consolidated	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Balance at 1 July 2007	141,800	(66,701)	-	73	75,172
Profit for the period	-	5,082	-	-	5,082
Balance at 31 December 2007	141,800	(61,619)	-	73	80,254

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT FOR

	31/12/2008 $'000	31/12/2007 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from production	23,098	7,377
Interest received	169	217
Payments to suppliers and employees	(7,827)	(2,783)
Income taxes paid	(2,067)	(1,608)
Net cash provided by operating activities	13,373	3,203
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for exploration and evaluation expenditure	(11,873)	(2,116)
Payment for production properties	(10,655)	(7,118)
Payments for property, plant & equipment	(2)	(18)
Net cash (used in) investing activities	(22,530)	(9,252)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowing	2,536	6,192
Net cash provided by financing activities	2,536	6,192
Net increase/(decrease) in cash and cash equivalents	(6,621)	143
Cash and cash equivalents at the beginning of the half-year	14,761	9,104
Effect of exchange rate change on foreign currency balances held at the beginning of the half-year	4,835	(172)
Cash and cash equivalents at the end of the half-year	12,975	9,075

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation of Half-Year Financial Report

The financial statements are a general purpose interim financial report which has been drawn up in accordance with Accounting Standard AASB 134 Interim Financial Reporting, Australian Accounting Interpretations adopted by Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

This half-year financial report does not include all the notes of the type usually included in an annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report. The same accounting policies have been followed as those applied in the financial report for the year ended 30 June 2008. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in class order 98/0100 issued by the Australian Securities and Investments Commission relating to "rounding of amounts" in the Director's Report. Amounts in the Director's Report and the Half Yearly Financial Report have been rounded off in accordance with that class order to the nearest thousand dollars, or in certain cases, to the nearest dollar where appropriate.

	31/12/2008 $'000	31/12/2007 $'000
NOTE 2 REVENUE		
Operating Activities		
Production Sales	17,774	12,374
Non-Operating Activities		
Interest	144	204
Management Fees	50	-
Total revenues	17,968	12,578

NOTE 3 EXPENSES

	31/12/2008 $'000	31/12/2007 $'000
Operating Expenses		
Net Foreign Exchange Loss	811	102
Depreciation	20	24
Employee Benefits Expense	522	399
Production Costs	3,860	2,196
Administration Expenses	1,267	327
Amortisation of Production Property Assets	7,578	3,381
Impairment Write Downs on Oil and Gas Assets	27,837	19
Total expenses	41,895	6,448

NOTE 4 SEGMENT INFORMATION

2008 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	3,563	194	-	14,211	17,968
Unallocated revenue	-	-	-	-	
Consolidated	3,563	194	-	14,211	17,968
Earnings:					
Consolidated profit/(loss) before income tax expense	(14,574)	(1,661)	(777)	(6,915)	(23,927)
Segment result after tax	(16,772)	(1,661)	(777)	2,486	(16,724)

2007 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	3,927	204	-	8,447	12,578
Unallocated revenue	-	-	-	-	-
Consolidated	3,927	204	-	8,447	12,578
Earnings:					
Consolidated profit/(loss) before income tax expense	2,339	(568)	(98)	4,457	6,130
Segment result after tax	1,291	(568)	(98)	4,457	5,082

The Company operated predominantly in one industry, exploration and production of hydrocarbons.

NOTE 5 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year :

i) the Zeus 1 well in WA-361-P, in which the company was free carried, was plugged and abandoned after failing to intersect hydrocarbons.

ii) Oil production commenced on 25 February 2009 from the Maari oil field in the Taranaki basin, New Zealand.

Apart from the above, the Directors are not aware of any matters or circumstances which have arisen since the end of the financial year, not otherwise dealt with in this Report or Group Financial Statements, which may significantly effect the operations of the entity, the results of those operations or state of affairs of the Company or Group.

NOTE 6 CONTINGENT ASSETS/LIABILITIES

There are no reportable contingent assets or liabilities at the period end and no changes since 30 June 2008.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position as at 31 December 2008 and the performance for the half-year ended on that date of the consolidated entity; and

 (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Richard Tweedie
Chairman

Dated at Melbourne this 27th day of February 2009

PKF

Chartered Accountants
& Business Advisers

TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Cue Energy Resources Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement or description of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2008 or from time to time during the half year ended on that date.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Cue Energy Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cue Energy Resources Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PKF

PKF

David Garvey

D J Garvey
Partner

27 February 2009
Melbourne

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

END